Chemung Financial Corporation

One Chemung Canal Plaza

Elmira, New York 14901

July 11, 2023

Via Edgar

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Chemung Financial Corporation
Registration Statement on Form S-3 (Registration No. 333-272829)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Chemung Financial Corporation, a New York corporation (the “Company”), hereby requests that the above-referenced Registration Statement on Form S-3 be declared effective at 1:30 p.m., Eastern time, on July 13, 2023, or as soon thereafter as is practicable.

Very truly yours,

/s/ Anders M. Tomson
Anders M. Tomson
President and Chief Executive Officer
(Duly Authorized Representative)